THAYER C. LINDAUER
                              792 Arlington Street
                         Cambria, California 93428-3208
Legal Practice Limited  (805)927-6804 Fax:(805)927-5684             State Bar of
to Arizona and          Website:WWW.MLMLAWYER.COM                Arizona No.1531
Federal Courts                  -----------------     Member Washington D.C. Bar
                            E-mail: ted@mlmlawyer.com





May 17, 2005

Scott J. Tomer, President
Michael J. Brent, CEO
YTB International, Inc.
560 Sylvan Ave.
Englewood Cliffs, NJ  07632

Re: Marketing Legal Compliances

Gentlemen:

You have asked me to review and confirm the marketing legal compliances of YTB International, Inc. in connection with the company's marketing of the Referral Travel Agent (RTA) business opportunity. I have reviewed the sales program materials and website through this date. It is my opinion that the company is now, and has been since its inception, in full and effective compliance with all state and federal statutes and regulations governing its marketing programs and practices.

In February 2001 Your Travel Biz.com, Inc. an Illinois corporation, was formed and began marketing the RTA travel and related products business opportunity. In December 2004 Your Travel Biz.com, Inc. merged with RezConnect Technologies, Inc. with the resultant entity being named YTB International, Inc. and wherein the previous business activities of Your Travel Biz.com, Inc. were split into to two subsidiaries. The current subsidiary YTB Travel Network, Inc. sells the RTA business opportunity and services the travel and travel related purchases of customers derived to it by the RTA's. The current subsidiary Your Travel Biz.com, Inc., a Delaware corporation, markets the RTA business opportunity.

One seeking to become an RTA pays $349.95 initially, and thereafter $49.95 per month (optional) to receive a license to have a personalized company maintained RTA website and to use the company online (internet) travel booking engine. RTA's are commissioned on the travel and travel related products purchased by the customers who are derived by the RTA's and purchase travel and travel related services from YTB Travel Network, Inc. The RTA positions, represented by a sales contract between the RTA and YTB Travel Network, Inc., are marketed
(sold) by Representatives of Your Travel Biz.com, Inc. who are independent contractors under contract to that corporation.

The Representatives of Your Travel Biz.com, Inc., in addition to selling the RTA business opportunity, may build a linked by sponsorship sales organization of Representatives and receive commissions on their personal sales of the RTA business opportunity (initial payment and subsequent optional monthly license payments) and are also commissioned on RTA sales by Representatives within their defined linked by sponsorship network of Representatives.

I have acted as marketing legal counsel to the YTB companies since their inception in February 2001, and as a part of my responsibilities have reviewed and approved each aspect of the RTA business opportunity and its marketing, including all related contracts and sales promotional materials, on an ongoing monthly basis. I also undertake a company wide marketing compliance review quarterly on behalf of the companies and have continuously done so since the inception of YTB in 2001.

From the commencement of YTB sales operations in 2001 through the present date neither the initial company nor the merged entity and its subsidiaries have ever been the subject matter of pending or threatened court or administrative action with regard to their marketing programs and/or sales practices. In addition, for the same time period, no state or federal regulatory agency has undertaken or proposed to undertake an investigation of the company's marketing programs and/or sales practices.

A. RTA BUSINESS OPPORTUNITY AND PRODUCTS:

The RTA business opportunity costs the purchaser an initial $349.95, and thereafter $49.95 per month. The purchaser is not obligated to pay the $49.95 per month and may terminate the relationship with the company by cancellation, at any time. The initial fee and monthly payment amounts are adjusted for residents of certain states to maintain exemption from those states' franchise/business opportunity registration and filing statutes. The offer and sale of the RTA position business opportunity is exempt from franchise registrations and disclosure requirements by virtue of its cost being under $500 under Federal Trade Commission regulation 436.1et seq and the various concurrent state franchise/business opportunity statutes and regulations.

YTB Travel Network, Inc., the current subsidiary, as well as the previous corporate entity prior to the merger of December 2004, has at all times maintained the required travel agency licensing, filings, notifications and bondings which are required so that its RTA's may offer travel and travel



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


related services throughout the 50 United States and U.S. territories and possessions.

B. NETWORK MARKETING LAWS:

YTB has chosen to utilize a marketing format known as "network marketing" to sell its RTA product. The substance of this marketing method is that Representative, and independent contractor under contract to YTB, not only sells the RTA business opportunity of YTB Travel but may also sponsor other Representatives who in turn may sponsor other Representatives, etc., creating a linked-by-sponsorship network of Representatives. In network marketing, each Representative is commissioned on their personal sales and is commissioned on the sales of those Representatives in their defined network. The extent of each network may be limited to a finite number of sales groups and/or "levels." For example, if A sponsors B who sponsors C, C is deemed a second-level Representative in A's network, and is a first level Representative in B's network.

Network marketing companies are subject to a series of marketing laws, those of the individual states and those contained in the U.S. postal laws and other federal laws. Although the content of the state laws, postal laws, and federal laws varies somewhat, all are based in two realities:

     1. As commissions flow upward to the recipient Representative, based on the sales of Representatives in levels below, at some point the ability to receive such "upline" commissions may become dependent more upon chance than upon the participation of and active steps by the commission recipient. Where chance governs over skill and active participation, a lottery is present. Thus, we find applicable U.S. Postal Department regulations and the network marketing laws in some states under the heading "Lotteries."

     2. Lotteries are not illegal per se; they become illegal when the participant, he who involves himself in the lottery with an expectation of financial gain, pays money or things of value for the right of participation in the lottery.

Almost every state has specific laws governing network marketing. Typical of these similar state laws, and the law from which many states derived their network marketing statute, is Section 327 of the California Penal Code (Lotteries). Section 327 states:

         "Section 327. Endless Chain Schemes. Every person who contrives, prepares, sets up, proposes or operates any endless chain is guilty of a misdemeanor. As used in this section, an "endless chain" means any scheme for the disposal or distribution of property whereby a



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

         participant pays a valuable consideration for the chance to receive compensation for introducing one or more additional persons into participation in the scheme or for the chance to receive compensation when a person introduced by the participant introduces a new participant. Compensation, as used in this section, does not mean or include payment based on sales made to persons who are not participants in this scheme and who are not purchasing in order to participate in this scheme."

If "A" introduces "B" as both an RTA and as a Representative, which sometimes occurs, it is arguable that the commissions paid to "A" with regard to the sale of the RTA position to "B" is "compensation". However, in complying with this statute, and all other network marketing statutes nationwide, including the postal laws, one need only be certain that no valuable consideration is paid for the participant right to earn money. YTB has no Representative fee or mandatory RTA purchase, not even that of literature and sales aids which are provided without cost to the Representatives. In addition, YTB has separate Representative and RTA Agreements and makes it clear throughout its materials that purchase of the RTA position is neither required nor is its purchase a means by which to become a Representative.

The one significant exception to this rule is that monthly wholesale product purchases, for resale, may be required of a Representative in order for the Representative to earn commissions that month on the wholesale product purchases of other Representatives. This exception does not apply to the YTB program as there are no Representative wholesale purchases in the sales program.

In most U.S. states, the Representative applicant may be required to post a refundable and non-commissioned deposit. This is not considered the payment of money or things of value to become a Representative in those states which permit the deposit, because the deposit monies are returnable at the request of the Representative when they cease their Representativeship. A minority of states take the opposite view, i.e. that the deposit is the payment of money or things of value for the Representative position and residents of those states are thus excluded from giving a deposit. YTB has chosen to use a Representative deposit as a part of its sales program, in those states where permitted to do so.

It has been argued by various state authorities in the past that the mere activity of going out and spending time and effort in making sales in order to earn commissions constitutes the payment of "valuable consideration". This argument has been made by the authorities on the basis that such activities are sufficient consideration to support a civil contract and should be the basis of a finding of lottery type consideration.



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

The Courts, where this issue has litigated, have determined that in the context of lottery-based statutes that the "valuable consideration" prohibited by the statute is not present where only services and performances are required. The reason for this limitation is that at the common law it is clear that only the payment of money or things of value, not services or performances, constitutes the payment for lottery participation prohibited by law. The leading case is CALIFORNIA GASOLINE RETAILER V. REGAL PETROLEUM CORPORATION OF FRESNO, INC., 330 P.2d 7778. This California Supreme Court decision was followed by the Oregon Supreme Court in the case of CUDD V. ASCHENBRENNER, 377 P.2d 150. In CALIFORNIA GASOLINE RETAILER, the Court stated:

         "The realistic approach to the consideration necessary to constitute a promotion scheme, a lottery, which is urged upon us by the People is asking us to accept the definition of consideration as found in 1605 of the Civil Code would seem to be an argument which should be directed to the Legislature rather than to this Court."

This rationale has subsequently been followed, citing CALIFORNIA GASOLINE RETAILER, by the highest courts in Montana and New York.

There is yet another nuance in the laws governing network marketing companies deserving of review in this opinion. Most network marketing companies, and this includes YTB, have compensation plans whereby a participant may achieve a higher status position within the compensation plan based on a criteria of performance; in these new positions within the compensation plan the Representative receives higher commissions.

In the network marketing case brought by the Federal government under federal securities laws, S.E.C. V. TURNER, 474 F. 2d 276 (9th Cir. 1973), the Court noted that each position with different commissions rights within a compensation plan creates a new Representative position so that various Representativeship positions are possible within one compensation plan. The Court tested legality based on the means by which each position within the plan could be obtained.

When a YTB Representative receives a higher commission paying internal position with the compensation plan, this is a new position for which the question must be asked: "Did the Representative pay a valuable consideration to attain this new position?" In the YTB sales program this is not an issue because no purchases or payments are required to attain any of the several internal sales positions, only performance by the sale of RTA business opportunities and in creating a sales organization.



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

It is my opinion as marketing legal counsel to the company that the Marketing Plan of YTB fully has continuously complied with all applicable state and federal network marketing laws and regulations. This opinion is based on the fact that persons seeking to participate in the YTB Representatives sales program obtain no right of participation with an expectation of financial gain by virtue of payment of money or transfer of things of value to the company. There is no available means by which a payment to the company, or a purchase from the company, will gain to a person a right of participation as to any position in the commission plan structure of the YTB sales program.

C. THE STATES OF MONTANA, WYOMING, LOUISIANA AND MASSACHUTETTS REQUIRE THAT NETWORK MARKETING COMPANIES MAKE INFORMATIONAL REGISTRATIONS:

This is not a licensing procedure, but rather a notification filing. In addition, the states of Alabama, Kentucky and Indiana request but do not require such notification filings. YTB has made and maintained such filings at all times through the present date.

D. BUSINESS OPPORTUNITIES, FRANCHISES AND INVESTMENT SECURITIES:

Whenever a Representative in a network marketing program may obtain a Representative position with an expectation of income from sales made by their network, by means of a payment or purchase from the company, not only will the network marketing statutes be violated, issues are also this raised as to whether or not the obtaining of the Representative position constitutes the offer or sale of a business opportunity, franchise or investment security.

It is my opinion as marketing legal counsel to the company that the offer of the Representative position, does not constitute the offer or sale of a business opportunity, franchise or investment security, each of which requires certain state and federal registrations prior to being offered. My opinion is based on the fact that the sales program of the company has no aspect of payment or transfer of things of value to the company as a means of gaining participation as a Representative. Let me explain:

     1. BUSINESS OPPORTUNITIES AND FRANCHISES. The offering and sale of business opportunities and franchises is regulated by statute in most states and, if in interstate commerce, by Federal Trade Commission Regulation 436.1 et seq. In substance, these laws provide that if a person or entity pays money or transfers thing of value to another person in return  for the  right to  engage  in a  business  activity, registrations must be undertaken. The concept of "business opportunity" registration is a state concept, adopted by the states as a means of bringing into a registration process the offer or sale of



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

          business opportunities not otherwise subject to the state laws. (Federal and state franchise laws have a series of exceptions to required franchise registration and disclosure requirements and in most states a dollar amount "threshold" opportunity cost before the franchise statute takes effect).

Because no payment of monies or things of value occurs in order for a person to become a Representative of the company, or to advance to higher commissioned positions within the sales program, the state and federal business opportunity and franchise laws and regulations are inapplicable to YTB Representative position, with the exception of certain states' optional purchases limits within the first 6 months of Representative status. These state Representative purchase limits have been incorporated into the YTB sales program.

     2. INVESTMENT SECURITIES. An investment security may arise in any situation where there is an offer or sale of an opportunity with an expectation of profit. The attributes which must be present for an investment security to exist are these: The payment of money or transfer of things of value to the offeror, thereby gaining access to a common business enterprise, with an expectation of profit; and where the investment of money or things of value is at risk and the essential managerial decisions and activities necessary to make the hoped for profit are within the control of persons other than the person paying money or things of value.

In the landmark U.S. Supreme Court case of S.E.C. V. HOWEY, 328 U.S. 293, 90 L. Ed 1244 (1946) the expected profits and control of the risk had to come exclusively from the entrepreneurial or managerial efforts of others. In the case of S.E.C. V. TURNER, supra, that standard was relaxed to require a showing only that the "essential managerial efforts" to achieve the expectation of profit and control of risk were to be conducted by others than the investor. In any event, the key to avoiding the presence of potentially complex investment securities issues is to be certain that the person receiving the expectation of profits, in the case of YTB the Representative, does not make an investment of money or thing of value to obtain a position as a Representative, and thus risks no monies or things of value in order to become a Representative.

As was the case with regard to the network marketing laws discussed above, in the field of investment securities the question must be asked as to whether or not the sales activities of the Representative, those activities with an expectation of profit, in and of themselves constitute the payment by the Representative to the company of "things of value."

An important case in this context is the case of INTERNATIONAL BROTHERHOOD OF TEAMSTERS V. DANIEL, 439 U.S. 551, 58 L.Ed2d (1979). Mr. Daniels had worked as a



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

union member for twenty-three years, with a seven-month hiatus which prevented him from receiving retirement benefits from the Teamsters Pension Fund. He sued on the theory that the union had induced him to work under those contracts all those years by promising to invest the contributions he paid into the union pension fund and pay him back with a comfortable pension--creating an investment contract (investment security).

The United States Supreme Court disagreed with Mr. Daniel, holding that one selling his labor primarily to obtain compensation is not making an investment. The adverse inference of this decision is that when one sells his labor primarily for the purpose of making an investment, so that a significant amount of commissions earned are tied up in an investment, an investment of money or things of value may be present under the HOWEY-TURNER test.

In view of the fact that the primary purpose of a Representative in YTB in making RTA sales and building a sales organization is to obtain compensation for the making of sales, not to obtain higher commission positions per se, and because none of the commissions are to be paid by the Representative to YTB, the provision of product selling and sales group building services to the company by the Representative does not constitute the payment of "things of value" to the company necessary to raise the presence of an investment security.

The YTB Representative position is not an investment security precisely because there is no payment or transfer of money or things of value from the Representative to the company as a prerequisite or is a means to obtain his participation in the common business enterprise which the Representative undertakes with the company. There is no risk of loss because no monies or things of value are required to be paid to the company to become at risk of loss.

The RTA positions are not investment securities when offered or sold because although the purchasing RTA does engage in a common business enterprise with the company in anticipation of economic gain, the RTA has the exclusive control over their earnings which are solely determined by their own consumer sales.

E. STATE CONTRACT CONTENT REQUIREMENTS.

Various states, including the State of Georgia, have requirements as to statements which must be provided in writing to the Representative as part of the Representative Agreement. These various state required provisions are present in the Representative Agreement of YTB.



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



F. DECEPTIVE TRADE PRACTICES.

All states'  consumer  protection laws, and the Federal  government  pursuant to
Section 5 of the Federal Trade Commission Act, prohibit the utilization of the deceptive trade practices (primarily false and misleading information in the conduct of business activities including marketing). I have found the YTB program materials to be free of false and misleading statements and therefore free of known deceptive trade practices.

Please feel free to contact me at any time concerning these matters.

Very truly yours,

LINDAUER LAW OFFICES


Thayer C. Lindauer





Enclosed: Resume






L051705SJT


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